Exhibit 1

INCREDIMAIL LTD. RELEASES

Tel-Aviv, Israel – April 26, 2006 – IncrediMail Ltd. (NASDAQ: MAIL) announced today the release of the Beta version of its new desktop enhancer Magentic.

Magentic brings the IncrediMail creative and personal approach to every computer desktop.

Magentic enhances and enriches the computer desktop by adding cutting-edge graphics that enable every user to easily personalize the working environment.

Quality screensavers are one of the most downloaded contents today and currently cost $5 to $30 each. Magentic (http://www.magentic.com) offers hundreds of high quality wallpapers and screensavers, and IncrediMail is offering this wide array of graphic, 3-d, and video content free of charge and with no strings attached, no pop-ups or hidden software installation, in order to facilitate rapid market penetration and establish a broad user base. IncrediMail has invested in excess of $1 million to bring the best graphics and personalized desktop enhancer to the market. The Company expects that the easy-to-use interface will serve as a platform for other applications and tools being developed and to be incorporated in the future.

“Magentic marks a major milestone in IncrediMail’s product offering,” said Ofer Adler, Chief Product Officer at IncrediMail. “Introduction of Magentic takes the graphic and personal IncrediMail approach from the enormous email market to the even larger PC market. IncrediMail’s emphasis on quality and professional graphics, combined with a superior user interface, enables PC users to enhance their work environment by easily navigating and choosing their own favorite wallpaper or screensaver from a large assortment of the highest quality pictures and videos, by a mere couple of clicks.”

Mr. Yaron Adler, Chief Executive Officer at IncrediMail, added; “IncrediMail’s goal was to become the market leader in entertaining and creative email systems for the consumer market. Magentic broadens this goal, bringing entertaining and creative systems to every PC desktop. By offering this product for free, we expect Magentic , like IncrediMail’s other products, to achieve rapid market penetration. We then expect to introduce revenue-generating models from the sale of premium content and advertising, which proved so successful with our Gold Gallery products. To date, we have more than 65 million registered IncrediMail downloads, which grows by over 1 million every month, and a robust 10 million active user base which too continues to grow. In introducing Magentic we will take advantage and build on this user base, and as a result expect to accelerate market penetration and generation of revenues.”

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining email software products for the consumer market, offering users the ability to design highly personalized email presentations with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers, JunkFilter Plus, an anti-spam solution, and the recently introduced Magentic, a desktop enhancing solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Forward Looking Statements

Statements made in this press release that are not historical facts, including IncrediMail’s ability to market Magentic, penetrate the consumer-based personal computer market, generate additional revenues, establish and increase creativity and uniqueness, and continually enhance its existing products and develop new products, are forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about IncrediMail and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including risks related to our ability to establish and increase market acceptance of our products; our ability to continually enhance our existing products and to develop new products that achieve widespread market acceptance; our ability to establish the Incredi brand name; and the impact of competitive products. These and other risks are described in greater detail in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the United States Securities and Exchange Commission. The forward-looking statements are made as of this date and IncrediMail does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:
BPC Financial Marketing
John Baldissera
1-800-368-1217